UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                        For the date of 13 December, 2004

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




FOR INFORMATION


Allied Irish Banks, p.l.c. Dublin, Ireland ("AIB") (NYSE:AIB)

The Irish Financial Services Regulatory Authority (IFSRA) issued its report on investigations in AIB on 7th December, 2004. The report is available on the IFSRA website at www.ifsra.ie

AIB's response to the IFSRA report is available on the AIB Group website at www.aibgroup.com/pressoffice.

                                     -ENDS-


For further information please contact:

 Catherine Burke                                Alan Kelly
 Head of Corporate Relations                    Head of Group Investor Relations
 AIB Group                                      AIB Group
 Bankcentre                                     Bankcentre
 Ballsbridge                                    Ballsbridge
 Dublin 4                                       Dublin 4
 Tel: +353-1-6600311 ext. 13894                 Tel: +353-1-6600311 ext. 12162


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  13 December, 2004                        By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.